UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press release

Luxottica: solid and balanced growth

in the first quarter of 2014

Net sales of Euro 1.8 billion (+4.2% at constant exchange rates2)

Europe continues to grow with net sales up 9.0%2,5

Milan (Italy), April 29, 2014

Wholesale Division’s net sales: up 7.9% at constant exchange rates2, solid and balanced growth

•                  Europe exceeded expectations up 7.3% at constant exchange rates2,5

•                  North America making continued progress up 7.0% in U.S. dollars

•                  Emerging markets up 6.8% at constant exchange rates2,5, solid performance and excellent order portfolio

•                  Ray-Ban and Oakley driving growth

•                  Premium and luxury segment: positive start to the year

Retail Division’s net sales: accelerated growth since April, up 1.6% at constant exchange rates2

•                  North America: one of the coldest and harshest winters of the last decade

•                  Emerging markets: double-digit growth driven by China and Latin America

•                  LensCrafters North America: still weak, but showing tangible signs of improvement

•                  Sunglass Hut: net sales up 11.1% at constant exchange rates2,5 with an excellent start to the year in all markets

Profitability

•                  generally unfavorable exchange rates environment could continue in the second quarter

•                  operating margin at 14.7% (+60 bps at constant exchange rates2)

•                  net margin up 50 bps at constant exchange rates2

•                  disciplined working capital management generated positive free cash flow3 of Euro 60 million

Entering the second quarter

•                  excellent start of the key sun season with a solid and healthy portfolio of orders

•                  commitment to shaping the future of the industry

•                  acquisition of glasses.com

•                  strategic partnership with Google

•                  new license agreement with Michael Kors

The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today and approved the consolidated results for the quarter ended March 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

First quarter of 20141

(in millions of Euro)	1Q 2014 at current exchange rates	1Q 2013 at current exchange rates	Change at constant exchange rates[2]	Change at current exchange rates

Net sales	1,842	1,864	+4.2%	-1.2%

Wholesale Division	805	781	+7.9%	+3.0%

Retail Division	1,038	1,083	+1.6%	-4.2%

Operating income	270	275		-1.7%

Net income attributable to Luxottica Group stockholders	157	159		-1.2%

Earnings per share	0.33	0.34		-2.0%

Earnings per share in US$	0.45	0.45		+1.7%

Performance for the first quarter of 2014

Despite a challenging exchange rate environment, the start of 2014 confirmed Luxottica’s strength. The Group’s net sales grew by 4.2% at constant exchange rates2.

“We started the year with great momentum, inaugurating a new chapter in the history of Luxottica focused on technological and digital innovation. The acquisition of glasses.com and the strategic partnership with Google mark a new milestone in our history of more than 50 years of excellence”. Andrea Guerra, Chief Executive Officer of Luxottica said. “We are satisfied with the results achieved and determined to deliver another year of solid growth in net sales and profitability.”

“In the first quarter of the year we performed overall better than the figures say. The Wholesale Division continued its robust growth trend supported by all our main brands, first and foremost Ray-Ban and Oakley. The Retail Division performed well despite a winter season in North America affected by heavy snow and ice storms. Sunglass Hut started the year with an excellent 11.1% increase in net sales2,5 globally. LensCrafters in North America continues to improve, with accelerating sales growth since March. The performance of the Retail Division in the emerging markets was excellent.”

“Looking forward, we are approaching the crucial sun season with confidence and optimism. The portfolio of orders is healthy and growing at a double-digit rate compared to last year.”

The Group

The first quarter was affected by the high volatility of certain exchange rates against the Euro which negatively affected net sales by more than -5%. In particular, the Group’s net sales were Euro 1.8 billion, up by 4.2% at constant exchange rates2 (-1.2% at current exchange rates).

Operating income for the quarter was Euro 270 million, down by -1.7% on the same period of 2013 (Euro 275 million). As a result, the operating margin was 14.7%, in line with the first quarter of 2013, up +60 bps at constant exchange rates2.

The Group closed the first quarter of 2014 with net income of Euro 157 million compared to Euro 159 million in the first quarter of 2013, corresponding to EPS (Earnings Per Share) of Euro 0.33. EPS in U.S. dollars was USD 0.45 (based on an average Euro/U.S. dollar exchange rate of 1.3696).

In the first quarter of 2014, the Group confirmed its ability to once again improve its financial profile. Disciplined working capital management allowed Luxottica to generate positive free cash flow3. The Group’s free cash flow3 generation for the quarter was Euro 60 million, the best result achieved in the past four years, which further reduced net debt3 to Euro 1,429 million at March 31, 2014 (Euro 1,461 million at December 31, 2013), with a net debt / EBITDA3 ratio of 1.0x.

Wholesale Division

The trend of the Wholesale Division’s net sales in the quarter confirmed solid and balanced growth at constant exchange rates2 across all of the major geographic areas in which the Group operates.

In the first quarter of 2014, the Wholesale Division’s net sales were Euro 805 million, up 7.9% at constant exchange rates2 compared to the first quarter of 2013 (+3.0% at current exchange rates). Europe continued its growth trend up 7.3% at constant exchange rates2,5, with double-digit growth rates in the U.K., Germany and the Nordic countries. Emerging markets were up 6.8% at constant exchange rates2,5, with excellent performance in India and Brazil. In North America, net sales increased by 7.0% in U.S. dollars.

Operating income increased from Euro 188 million in the first quarter of 2013 to Euro 194 million in the first quarter of 2014, up by 2.9%. The operating margin was 24.1% in line with the first quarter of 2013 at current exchange rates, up 90 bps at constant exchange rates2.

Retail Division

The performance of the Retail Division was adversely affected by persistently volatile exchange rates together with harsh weather in North America. In the first quarter of 2014, net sales amounted to Euro 1,038 million (+1.6% at constant exchange rates2, -4.2% at current exchange rates) and in comparable store sales4 were up 1.9% for the Retail Division.

In particular, LensCrafters recorded a -1.8% decrease in comparable store sales4 in North America, with a more marked slowdown in February, mostly attributable to bad weather conditions. However, a trend reversal started in April when comparable store sales4 turned positive increasing by approximately 2%.

Sunglass Hut confirmed it has an excellent business model delivering net sales results which were up 11.1% at constant exchange rates2,5 compared to the same period of 2013. In North America, Sunglass Hut, similar to the Division’s other retail chains, is exhibiting strongly improved comparable store sales4 performance. Sales have accelerated to double digits in April compared to an increase of 3.3% achieved in the first quarter 2014.

In emerging markets, GMO, LensCrafters and Sunglass Hut contributed to the accelerating growth trend. In particular, LensCrafters comparable store sales4 grew for the third consecutive year double-digits in China and Hong Kong, and Sunglass Hut’s comparable store sales4 growth increased double-digits in Brazil, Mexico and South Africa.

In the first quarter of 2014, the Retail Division’s operating income was Euro 124 million compared to Euro 132 million in the same period of 2013 (-5.9%). As a result, the operating margin amounted to 12.0% (12.2% in the same period of last year) at current exchange rates, up 20 bps at constant exchange rates2.

§

Following the resignation of one of Luxottica’s directors on March 13, 2014, the Board of Directors adopted a resolution stating that it would decline, at the present time, to co-opt one of its members or convene an ad hoc meeting to resolve upon the issue, and agreed to explore this matter in the future. The Board of Directors reached this conclusion considering both the share ownership and the governance structure of the Company, which are not affected by the departure of the (non-executive and non-independent) Board member.

§

The General Meeting of Shareholders of Luxottica Group S.p.A. met today and approved the financial statements for the year ended December 31, 2013 and the distribution of a cash dividend of Euro 0.65 per ordinary share, a year-over-year increase of 12.0%. The aggregate dividend amount will be approximately Euro 308 million. Pursuant to the Borsa Italiana calendar, the cash dividend will be payable on May 22, 2014 (the coupon detachment date will be May 19, 2014, with a record date of May 21, 2014). Regarding the American Depositary Receipts (ADRs) listed on the New York Stock Exchange, the record date will be May 21, 2014 and, according to Deutsche Bank Trust Company Americas (the depositary bank for the ADR program), the payment date for the dividend in U.S. dollars is expected to be May 30, 2014. The dividend amount in U.S. dollars will be determined based on the Euro/U.S. Dollar exchange rate as of May 22, 2014. The General Meeting also voted in favor of the Remuneration Policy according to article 123 ter of legislative decree 58/1998.

§

Luxottica also announced that its Annual Report on Form 20-F for the fiscal year ended December 31, 2013 has been filed with the U.S. Securities and Exchange Commission (SEC). The report is available from the Company’s registered office, on the Group’s corporate website www.luxottica.com (in the Company/Investors/Annual Reports and Publications Section/SEC Filings & 20F), on the Borsa Italiana S.p.A. website (www.borsaitaliana.it) and on the SEC website (www.sec.gov). Requests for hard copies (free of charge) of Luxottica Group’s audited consolidated financial statements, which are included in our Form 20-F, may be made by contacting the Group’s investor relations department at InvestorRelations@luxottica.com.

§

The results for the first quarter of 2014 will be discussed today at 6:00 p.m. (CET) during a conference call with the financial community. The audio portion and related presentation will be publicly available via live webcast at www.luxottica.com.

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 4, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Luxottica Group — Contacts

Cristina Parenti Group Corporate Communication and Public Relations Director Tel.: +39 (02) 8633 4683 E-mail: cristina.parenti@luxottica.com	Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4870 E-mail: InvestorRelations@Luxottica.com

Notes on the press release

(1) All comparisons, including percentage changes, are between the three-month periods ended March 31, 2014 and March 31, 2013, respectively.

(2) Figures at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

(3) EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, net debt/adjusted EBITDA ratio, and adjusted EPS are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please refer to the attached tables.

(4) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) At current exchange rates: (i) Luxottica Group’s net sales in Europe increased by +7.9%; (ii) the Wholesale Division’s sales in Europe increased by +5.8%; (iii) the Wholesale Division’s sales in emerging markets declined by -4.2%; and (iv) Sunglass Hut’s net sales grew by +4.6%.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of uncertain global economic conditions on the Company’s business, fluctuations in exchange rates, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, failures in information technology, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

– APPENDIX FOLLOWS –

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2014 AND MARCH 31, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2014	2013	% Change

NET SALES	1,842,334	1,864,119	-1.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	157,327	159,233	-1.2%

BASIC EARNINGS PER SHARE (ADS) (2)	0.33	0.34	-2.0%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)	2014	2013	% Change

NET SALES	2,523,261	2,460,637	2.5%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	215,475	210,188	2.5%

BASIC EARNINGS PER SHARE (ADS)(2)	0.45	0.45	1.7%

	2014	2013
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.
(2) Weighted average number of outstanding shares.	473,699,357	469,697,345
(3) Average exchange rate (in U.S. Dollars per Euro).	1.3696	1.3200

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2014 AND MARCH 31, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2014	% of sales	2013	% of sales	% Change

NET SALES	1,842,334	100.0%	1,864,119	100.0%	-1.2%
COST OF SALES	(664,142)		(660,595)
GROSS PROFIT	1,178,192	64.0%	1,203,524	64.6%	-2.1%
OPERATING EXPENSES:
SELLING EXPENSES	(547,667)		(562,020)
ROYALTIES	(36,003)		(36,170)
ADVERTISING EXPENSES	(108,504)		(111,553)
GENERAL AND ADMINISTRATIVE EXPENSES	(215,804)		(218,964)
TOTAL	(907,978)		(928,707)
OPERATING INCOME	270,214	14.7%	274,817	14.7%	-1.7%
OTHER INCOME (EXPENSE):
INTEREST INCOME	2,831		2,548
INTEREST EXPENSES	(26,029)		(26,555)
OTHER - NET	1,345		177
OTHER INCOME (EXPENSES)-NET	(21,854)		(23,830)
INCOME BEFORE PROVISION FOR INCOME TAXES	248,360	13.5%	250,987	13.5%	-1.0%
PROVISION FOR INCOME TAXES	(89,382)		(90,366)

NET INCOME	158,978	8.6%	160,621	8.6%	-1.0%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	157,327	8.5%	159,233	8.5%	-1.2%
- NON-CONTROLLING INTERESTS	1,651	0.1%	1,387	0.1%
NET INCOME	158,978	8.6%	160,621	8.6%	-1.0%

BASIC EARNINGS PER SHARE (ADS):	0.33		0.34

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.33		0.34

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	473,699,357		469,697,345

FULLY DILUTED AVERAGE NUMBER OF SHARES	477,383,188		472,742,228

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2014 AND DECEMBER 31, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO	March 31, 2014	December 31, 2013

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	1,149,393	617,995
ACCOUNTS RECEIVABLE - NET	844,198	680,296
INVENTORIES - NET	681,284	698,950
OTHER ASSETS	263,855	238,761
TOTAL CURRENT ASSETS	2,938,729	2,236,002

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,181,955	1,183,236
GOODWILL	3,063,790	3,045,216
INTANGIBLE ASSETS - NET	1,267,965	1,261,137
INVESTMENTS	58,177	58,108
OTHER ASSETS	122,625	126,583
DEFERRED TAX ASSETS	180,213	172,623
TOTAL NON-CURRENT ASSETS	5,874,725	5,846,903

TOTAL	8,813,454	8,082,905

CURRENT LIABILITIES:
BANK OVERDRAFTS	65,182	44,921
CURRENT PORTION OF LONG-TERM DEBT	312,220	318,100
ACCOUNTS PAYABLE	617,599	681,151
INCOME TAXES PAYABLE	101,961	9,477
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	132,465	123,688
OTHER LIABILITIES	528,823	523,050
TOTAL CURRENT LIABILITIES	1,758,251	1,700,386

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,201,206	1,716,410
EMPLOYEE BENEFITS	100,198	76,399
DEFERRED TAX LIABILITIES	252,578	268,078
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	98,241	97,544
OTHER LIABILITIES	75,371	74,151
TOTAL NON-CURRENT LIABILITIES	2,727,594	2,232,583

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	4,319,599	4,142,828
NON-CONTROLLING INTERESTS	8,009	7,107
TOTAL STOCKHOLDERS’ EQUITY	4,327,609	4,149,936

TOTAL	8,813,454	8,082,905

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2014 AND MARCH 31, 2013

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2014

Net Sales	804,615	1,037,719		1,842,334
Operating Income	193,944	124,421	(48,151)	270,214
% of Sales	24.1%	12.0%		14.7%
Capital Expenditures	33,672	47,302		80,974
Depreciation and Amortization	27,800	42,554	19,284	89,638

2013

Net Sales	780,999	1,083,120		1,864,119
Operating Income	188,398	132,193	(45,774)	274,817
% of Sales	24.1%	12.2%		14.7%
Capital Expenditures (1)	28,393	40,437		68,830
Depreciation and Amortization	25,333	43,535	21,661	90,529

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has made adjustments to fiscal year 2013 measures as described in the footnotes to the tables that contain such fiscal year 2013 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	1Q 2013	1Q 2014	FY 2013	LTM March 31, 2014
Net income/(loss)	159.2	157.3	544.7	542.8
(+)
Net income attributable to non-controlling interest	1.4	1.7	4.2	4.4
(+)
Provision for income taxes	90.4	89.4	407.5	406.5
(+)
Other (income)/expense	23.8	21.9	99.3	97.3
(+)
Depreciation and amortization	90.5	89.6	366.6	365.7
(+)
EBITDA	365.3	359.9	1,422.3	1,416.8
(=)
Net sales	1,864.1	1,842.3	7,312.6	7,290.8
(/)
EBITDA margin	19.6%	19.5%	19.5%	19.4%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	1Q 2013	1Q 2014	FY 2013 (1)	LTM March 31, 2014 (1)
Adjusted net income/(loss)	159.2	157.3	617.3	615.4
(+)
Net income attributable to non-controlling interest	1.4	1.7	4.2	4.4
(+)
Adjusted provision for income taxes	90.4	89.4	343.9	342.9
(+)
Other (income)/expense	23.8	21.9	99.3	97.3
(+)
Depreciation and amortization	90.5	89.6	366.6	365.7
(+)
Adjusted EBITDA	365.3	359.9	1,431.3	1,425.8
(=)
Net sales	1,864.1	1,842.3	7,312.6	7,290.8
(/)
Adjusted EBITDA margin	19.6%	19.5%	19.6%	19.6%
(=)

(1) The adjusted figures exclude the following:

(a) non-recurring costs for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 27 million;

(b) non-recurring accrual for tax audits (tax years after 2007) of approximately Euro 40 million; and

(c) non-recurring Alain Mikli reorganization costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 milion adjustment to net income.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assess the Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies. The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                   EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense may have material limitations;

•                   EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and expense may have material limitations;

•                   EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                   EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                   EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                   EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                   The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations. We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Mar. 31, 2014	Dec. 31, 2013
Long-term debt (+)	2,201.2	1,716.4
Current portion of long-term debt (+)	312.2	318.1
Bank overdrafts (+)	65.2	44.9
Cash (-)	(1,149.4)	(618.0)
Net debt (=)	1,429.2	1,461.4
EBITDA (LTM and FY 2013)	1,416.8	1,422.3
Net debt/EBITDA	1.0x	1.0x
Net debt @ avg. exchange rates (1)	1,441.5	1,475.9
Net debt @ avg. exchange rates (1)/EBITDA	1.0x	1.0x

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Mar. 31, 2014	Dec. 31, 2013 (2)
Long-term debt (+)	2,201.2	1,716.4
Current portion of long-term debt (+)	312.2	318.1
Bank overdrafts (+)	65.2	44.9
Cash (-)	(1,149.4)	(618.0)
Net debt (=)	1,429.2	1,461.4
Adjusted EBITDA (LTM and FY 2013)	1,425.8	1,431.3
Net debt/LTM Adjusted EBITDA	1.0x	1.0x
Net debt @ avg. exchange rates (1)	1,441.5	1,475.9
Net debt @ avg. exchange rates (1)/LTM Adjusted EBITDA	1.0x	1.0x

(1)        Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)        Adjusted figures exclude the following:

(a) non-recurring costs for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 27 million;

(b) non-recurring accrual for tax audits (tax years after 2007) of approximately Euro 40 million; and

(c) non-recurring Alain Mikli reorganization costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 milion adjustment to net income.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

•                              Improve transparency for investors;

•                              Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•                              Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                              Properly define the metrics used and confirm their calculation; and

•                              Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies.

The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                  The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•                  Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

1Q 2014
EBITDA (1)	360
Δ working capital	(182)
Capex	(81)

Operating cash flow	97
Financial charges (2)	(23)
Taxes	(15)
Extraordinary charges (3)	1

Free cash flow	60

(1)        EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

(2)        Equals interest income minus interest expense

(3)        Equals extraordinary income minus extraordinary expense

Major currencies

Average exchange rates per € 1	Three months ended March 31, 2014	Twelve months ended December 31, 2013	Three months ended March 31, 2013

US$	1.36963	1.36098	1.31999

AUD	1.52746	1.46618	1.27073

GBP	0.82787	0.84074	0.85102

CNY	8.35762	8.29031	8.21679

JPY	140.79778	136.47625	121.78032

April 29, 2014 Ordinary Stockholders’ Meeting — Voting results

1.           The approval of the Statutory Financial Statements for the year ended December 31, 2013.

370,141,251 shares represented at the Stockholders’ Meeting, equal to the 77.432% of the issued share capital

360,861,014 votes in favor, equal to 97.493% of the votes represented at the Stockholders’ Meeting and to 75.491% of the Company’s issued share capital;

301,849 votes against, equal to 0.082% of the votes represented at the Stockholders’ Meeting and to 0.063% of the Company’s issued share capital;

232,313 abstentions, equal to 0.063% of the votes represented at the Stockholders’ Meeting and to 0.049% of the Company’s issued share capital;

8,746,075 shares did not vote.

2.           The allocation of net income and the distribution of dividends.

370,141,251 shares represented at the Stockholders’ Meeting, equal to the 77.432% of the issued share capital

369,866,140 votes in favor, equal to 99.926% of the votes represented at the Stockholders’ Meeting and to 77.374% of the Company’s issued share capital;

14,116 votes against, equal to 0.004% of the votes represented at the Stockholders’ Meeting and to 0.003% of the Company’s issued share capital;

260,995 abstentions, equal to 0.070% of the votes represented at the Stockholders’ Meeting and to 0.055% of the Company’s issued share capital;

3.           An advisory vote on the first section of the Company’s Remuneration Report in accordance with article 123-ter, paragraph 6 of Legislative Decree no. 58/1998.

370,141,251 shares represented at the Stockholders’ Meeting, equal to the 77.432% of the issued share capital

364,375,639 votes in favor, equal to 98.442% of the votes represented at the Stockholders’ Meeting and to 76.226% of the Company’s issued share capital;

3,965,315 votes against, equal to 1.071% of the votes represented at the Stockholders’ Meeting and to 0.830% of the Company’s issued share capital;

1,800,297  abstentions, equal to 0.486% of the votes represented at the Stockholders’ Meeting and to 0.377% of the Company’s issued share capital.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 30, 2014		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER